

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2018

Steve Slome
Chief Executive Officer
Web Global Holdings Inc.
3940 Laurel Canyon Blvd #160
Studio City, CA 91604

Re: Web Global Holdings Inc.
Offering Statement on Form 1-A
Filed May 24, 2018
File No. 024-10841

Dear Mr. Slome:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Risk Factors
This offering is being conducted by our officer and director..., page 10

1. This risk factor appears to disclaim the issuer's responsibility for information in the offering circular. Please revise. In this regard, we note your statement that "[n]o underwriter has engaged in any due diligence activities to confirm the accuracy of the disclosure in the prospectus [*sic*] or to provide input on the offering price..."

Dilution, page 14

2. Please tell us the purpose of the second dilution table, which reflects 700 million shares to be offered for sale.

Plan of Distribution, page 15

3. Please clarify the relationship Cameron Cox has with the company.

4. Please reconcile your statement that "the company will pay all expenses incidental to the registration of the shares... which [is expected] to be no more than $20,000" with your statement on page 21 that your "director and officers are paying all costs associated with this offering."

Description of Business
Current Production Projects, page 18

5. Please describe how you intend to generate revenues from your CryptoTV platform, including whether the "subscription-based services for serious cryptocoin investors" will be fee-based or free of charge. To the extent the subscription-based services will be fee-based, please tell us what services and/or products you intend to provide. Also clarify your reference to "serious cryptocoin investors."

6. Please tell us whether your CryptoTV will feature offerings of crytocurrencies and other forms of digital assets as well as initial coin offerings. In this regard, we note your statement that "CryptoTV will primarily carry financial and business-related reality programming... with worldwide cryptocurrency news reporting..." and "CryptoTV will have a mobile app with original content, and a companion website, cryptotv.us, featuring breaking Bitcoin and cryptocurrency news..."

Emerging Growth Company Status, page 19

7. Please tell us the applicability of the emerging growth company status to your filing. To the extent applicable, please revise your disclosure to clarify whether you intend to register your securities under Section 12 of the Securities Exchange Act of 1934 by filing a Form 8-A concurrently with the qualification of the Form 1-A. In this regard, we note your statement that you "intend to become subject to the information and periodic reporting requirements of the Exchange Act." For guidance, refer to SEC Release No. 33-9741 (June 19, 2015) and Securities Act Rules Compliance and Disclosure Interpretations (Question 182.15), June 23, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

8. Please describe your plan of operation for the 12 months following the commencement of the proposed offering, including the anticipated time frame for beginning and completing each milestone as well as categories of expenditures. Refer to Item 9(c) to Part II of Form 1-A and Instruction 4 to Item 6 to Part II of Form 1-A. Your discussion should include additional information on your CryptoTV project, including the steps necessary to launch the project, and the timing and costs for the CryptoTV project. In this regard, we note

your disclosure on page 9 that you have "established the initial 14 tv shows for CryptoTV..."

Compensation of Directors and Executive Officers, page 23

9.   You state that Mr. Slome and Mr. Mattheu shall not receive compensation until sufficient funds have been raised in this offering. The tabular disclosure, however, indicates that they have received compensation as of the last completed fiscal year. See Items 11(a) and (b) of Form 1-A. Please reconcile your disclosure. In this regard, your disclosure states that you entered employment agreements with Mr. Slome and Mr. Mattheu on December 1, 2017, pursuant to which they will receive $100,000 per year. Further, we refer to the use of proceeds tables where you allocate $200,000 to "salary for current or future employees." Please clarify whether this allocation is intended to make payments to officers and directors of the company or your subsidiary.   Refer to Instruction 2 to Item 6 of Part II to Form 1-A. Finally, please file the employment agreements as exhibits to the offering circular. Refer to Item 17 of Part III to Form 1-A.

Directors, Executive Officers and Significant Employees, page 23

10.   Please give a brief account of the business experience of your officers and director during the past five years, including the dates of such employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II to Form 1-A.

Security Ownership of Management and Certain Beneficial Owners, page 24

11.   Please revise the beneficial ownership table to account for the shares of common stock that are beneficially owned by Mr. Slome and Mr. Mattheu by virtue of their right to convert each share of Series A Preferred Stock into 1,000 shares of common stock. Refer to Item 12(b)(2) of Form 1-A and Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

Part III - Exhibits, page 29

12.   Revise to include a consent of your independent registered public accounting firm. Refer to Part III, Item 17(11) of Regulation A.

General

13.   You have nominal operations, no assets and, as of November 30, 2017, you had $33 in cash and cash equivalents and have not generated revenues from your business operations. Further, you were incorporated in 1994 and had no operations or assets prior to the reverse merger with Allocation Media. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. Please revise your disclosure in the offering circular cover page and the plan of distribution section to indicate your shell company status. Also provide risk factor disclosure describing the consequences of this

status.

14.   We refer to the legal opinion filed as Exhibit 1A-12. Please revise as follows:

- The current name of the company, which is Web Global Holdings, Inc. and not Webb Interactive Services.
- In the first paragraph, counsel states "common stock, par value $0.00001 per share." We note that the par value indicated in the offering circular is $0.0001.
- Please refer to the seventh paragraph where counsel references "Nevada Revised Statutes." We note that the state of incorporation of the company is Colorado.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.

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